July 30, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: F/m Funds Trust

Proxy Statement

File No. 811-22691

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Ed Bartz of the Staff of the Securities and Exchange Commission (the “SEC”) on July 28, 2021, pertaining to the above referenced Proxy Statement on Schedule 14A submitted by F/m Funds Trust (the “Trust”) on July 23, 2021, with respect to Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund (collectively, the “Funds”). Where noted, changes, as applicable, have been made to the Proxy Statement. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:

On page 5, in the third paragraph, clarify that shareholders are only being asked to vote on their own Fund (rather than all Funds).

Response: The second sentence in the paragraph has been revised as follows to clarify that shareholders are only being asked to vote on their own Fund:

“Under the 1940 Act, the Trust must obtain from shareholders of each Fund approval of the applicable New Advisory Agreement, so shareholders of each Fund will vote separately for their Fund rather than for all Funds together.”

2.	Comment:

On page 7, in the paragraph following Proposal 3, explain what happens if the proposals are only approved by one or two Funds but not all three.

Response: The Trust has added the following language to the paragraph:

“If shareholders of one or two Funds approve the Proposals but shareholders of the other Funds do not, the agreements will take effect for each Fund that has approved

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them. The Trustees will then consider other appropriate action in accordance with the 1940 Act for a Fund that has not approved the agreements, including re-soliciting votes, or merging or liquidating such a Fund.”

3.	Comment:

On page 10, please separate the last Q & A into two separate questions. Create a question stating “How does the Transaction affect the fees and expenses of the Funds?” and since no pro forma expense tables are provided, the response must state that they are identical. If the fees and expenses are not identical, the Trust must add pro forma expense tables.

Response: The Q & A has been revised into separate items as follows:

“Q: How does the Transaction affect the fees and expenses of the Funds?

A: The advisory fees to be charged to the Funds under the New Advisory Agreements will be the same as the advisory fees currently charged to the Funds. Moreover, OCM has agreed to maintain under the Interim Advisory Agreements the expense limits in place for the Funds under the Current Advisory Agreements until the earlier of the following to occur: (i) the effective date of the New Advisory Agreements, assuming their approval by a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act), or (ii) the 151st calendar day following the effective date of the Interim Advisory Agreements. In addition, assuming the Funds’ shareholders approve the New Advisory Agreements and New Sub-Advisory Agreements at the Shareholder Meeting, OCM has agreed to maintain the expense limits in place for the Funds under the Current Advisory Agreements for a period of two years following the effective date of the New Advisory Agreements.

Q: How will the Transaction affect the daily portfolio management of the Funds?

A: The Transaction does not materially affect the operation of the Funds. The persons who were responsible for the portfolio management of the Funds prior to the Transaction, Barry P. Julien and Ashish Shah, are expected to continue to manage the Funds under the New Advisory Agreements and New Sub-Advisory Agreements in accordance with the Funds’ current investment objectives and principal investment strategies.”

4.	Comment:

Please add the following as a question to the Q & A section with a response: “How do the proposed New Sub-Advisory Agreements differ from the current Sub-Advisory Agreements?”

Response: The Trust has added the following Q & A on page 10:

“Q: How do the proposed New Sub-Advisory Agreements differ from the Current Sub-Advisory Agreements?

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A: The terms and conditions of the New Sub-Advisory Agreements are substantially identical to those of the Current Sub-Advisory Agreements and the Interim Sub-Advisory Agreements, and differ only with respect to the change in the effective date and the termination date. Other than the change in control of OCM, there are no other changes believed to be material by the Trust’s management.”

5.	Comment:

On page 27, in the second paragraph, the Staff position is that approvals of investment advisory and sub-advisory agreements are non-routine voting matters. If a beneficial owner does not provide voting instructions to the broker, the broker does not have discretion to vote those shares and is not permitted to give a proxy with respect to such non-routine matters. Accordingly, such shares should not count as present for quorum purposes. Please revise this paragraph.

Response: The Trust does not expect to receive broker non-votes in connection with the Proposals, so the paragraph has been revised to remove any mention of broker non-votes as follows:

“Abstentions are counted for purposes of determining whether a quorum is present but do not represent votes cast with respect to a proposal. Accordingly, abstentions on a proposal effectively will be a vote against the proposal.”

6.	Comment:

The proxy cards should be revised so that Proposal 1 and Proposal 2 are separated out for each Fund so that a shareholder can cast votes with respect to one Fund only.

Response: A separate proxy card will be prepared for each Fund, so the proposals on the proxy card have been revised to reflect that they involve one Fund rather than ‘each Fund’ as previously. An updated proxy card is being filed with the Definitive proxy statement filing reflecting this revision.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc: Matthew Swendiman, Esq.

Linda Hoard, Esq.

John Chilton, Esq.